FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 17, 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: June 17, 2005	By:	/s/ STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and
General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

	PREMIER FARNELL PLC

2.	Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT COMPANY, CAPITAL INTERNATIONAL INC., CAPITAL INTERNATIONAL S.A,  CAPITAL GUARDIAN TRUST COMPANY AND CAPITAL INTERNATIONAL LIMITED

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

	IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	STATE STREET NOMINEES LIMITED	702,200
	NOTHERN TRUST	1,440,590
	CHASE NOMINEES LIMITED	23,609,330
	MIDLAND BANK PLC	449,550
	NORTRUST NOMINEES	3,571,600
	MELLON NOMINEES (UK) LIMITED	107,100
	BANK OF NEW YORK NOMINEES LIMITED	3,469,668
	BANKERS TRUST	256,700
	CITIBANK LONDON	239,388
	MORGAN GUARANTY	292,900
	ROYAL BANKOF SCOTLAND	74,900
	STATE STREET BANK & TRUST CO.	419,500
	DEUTSCHE BANK AG	1,282,200
	HSBC BANK PLC	1,300,000
	MELLON BANK N.A	57,300
	BANK ONE LONDON	123,900
	NATIONAL WESTMINSTER BANK	47,400

5.	Number of shares/amount of stock acquired

	NOT DISCLOSED

6.	Percentage of issued class

	N/A

7.	Number of shares/amount of stock disposed

	NOT DISCLOSED

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 5P EACH

10.	Date of transaction

NOT DISCLOSED

11.	Date company informed

16 JUNE 2005

12.	Total holding following this notification

37,444,226

13.	Total percentage holding of issued class following this notification

10.31%

14.	Any additional information

15.	Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ
TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

Date of notification: 17 JUNE 2005